UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended October 25, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Tax Deferred Investment Plan A as of October 25, 2003 and October 26, 2002, and the related statements of changes in net assets available for benefits for the years then ended.   These financial statements are the responsibility of the Plan’s management.   Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2003 and October 26, 2002, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the Untied States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 16, 2004

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 25, 2003	October 26, 2002
Assets
Cash and cash equivalents	$635,192	$2,232,765
Investments	203,826,133	158,632,288
Contributions receivable from Hormel Foods Corporation	91,313	76,498
Contributions receivable from participants	236,173	152,995
Net assets available for benefits	$204,788,811	$161,094,546

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2003	October 26, 2002
Additions:
Contributions from Hormel Foods Corporation	$1,815,484	$1,585,031
Contributions from participants	14,940,635	13,073,895
Employee rollover	17,280,739	275,948
Interest and dividend income	3,042,604	2,669,982
Assets transferred to Plan	627,891	2,274,578
	37,707,353	19,879,434

Deductions:
Distributions	7,324,989	6,256,745
Administrative expenses	191,075	179,942
	7,516,064	6,436,687

Net realized and unrealized appreciation (depreciation) in fair value of investments	13,502,976	(6,851,148)
Net additions	43,694,265	6,591,599
Net assets available for benefits at beginning of year	161,094,546	154,502,947
Net assets available for benefits at end of year	$204,788,811	$161,094,546

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 25, 2003

1.  Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year).  Mutual funds are valued based on quoted market prices.  For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year.  The investment in insurance company general accounts is reported at contract value.  The Plan’s insurance company general account contract is fully benefit responsive.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Participant loans are valued at their outstanding balances which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

2.  Description of the Plan

The following description of the Plan provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering employees of Hormel Foods Corporation and certain subsidiaries who are exempt from the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 or salaried employees subject to the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 who have completed six months of eligibility service.

Effective August 1, 2003, employees that have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%).  Participants that make a retirement savings election can authorize a deduction of 1% to 50% (15% prior to August 1, 2003) of their compensation for each pay period.  The Plan contains a diversified selection of funds intended to satisfy the Internal Revenue Code (the Code) Section 404(c).  Effective with the 2001 plan year, participants may invest in self-directed brokerage accounts.  The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $650 per year.

Employee and employer contributions are always 100% vested in the participants’ plan account.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in a participant’s account.  Principal and interest are paid ratably through payroll deductions.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary.

Effective at the end of fiscal year 2003, the retirement savings, employer matching, and rollover accounts maintained under West Central Turkey Inc.’s 401(k) Plan were merged into the Hormel Foods Corporation Tax Deferred Investment Plan A.

Effective December 31, 2002 and August 1, 2003, eligible employees under Diamond Crystal Brands and Century Foods Inc., respectively, became covered under the Plan.  Assets were not merged into the Plan, but employees were given the option to rollover their investments under the previous plans.

Effective October 26, 2002, the VISTA International Packaging, Inc.  401(k) Plan was merged into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B.

Effective April 27, 2003, JOTS International, Inc.  and JOTS LLC eligible employees may now participate in the Plan.

3.  Investments

Interest rates paid by the investment contracts are determined at the time of purchase.  The crediting interest rate on the Fixed Income Fund was 5% and 5.75% as of October 25, 2003 and October 26, 2002, respectively.  The average yield on the Plan’s investment contract for the years ended October 25, 2003 and October 26, 2002 was 5% and 5.75%, respectively.  Fair value of the investment contract was estimated to be approximately 97% and 95% of contract value as of October 25, 2003 and October 26, 2002, respectively.  Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 25, 2003 and October 26, 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $13,502,976 and $(6,851,148), respectively, as follows:

	2003	2002
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account	$(1,841,902)	$4,104,964
Mutual funds	2,151,835	(623,158)
Pooled separate accounts	13,193,043	(10,332,954)
	$13,502,976	$(6,851,148)

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company.  Such investment totaled approximately 19% and 28% at October 25, 2003 and October 26, 2002, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2003	October 26, 2002
Nonpooled separate account:
Hormel Foods Corporation common stock	$39,578,578	$44,911,586
IBT Money Market Fund	635,982	525,960
Total nonpooled separate account	40,214,560	45,437,546

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	24,727,656	16,467,668
Moderate Growth Fund	18,909,783	9,329,303

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	51,084,029	44,576,405

4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 25, 2003	October 26, 2002
Net assets:
Hormel Foods Corporation common stock	$1,974,704	$2,168,166
IBT Money Market Fund	31,722	39,001
Total nonparticipant-directed investments	$2,006,426	$2,207,167

	Year Ended
	October 25, 2003	October 26, 2002
Changes in net assets:
Interest and dividends	$6,141	$4,912
Net (depreciation) appreciation	(83,264)	194,848
Benefits paid to participants	(92,285)	(148,965)
Administrative expenses	(116)	(180)
Transfers to participant-directed investments	(31,217)	(26,975)
	$(200,741)	$23,640

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970

Plan: 050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 25, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, or Maturity Value	Cost	Current Value

Nonpooled separate accounts:
Hormel Stock Fund*	2,793,688 units	$31,840,577	$40,214,560

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,780,822 units	—	51,084,029

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	2,371,223 units	—	24,727,656
Conservative Growth Fund	488,634 units	—	5,487,431
Moderate Growth Fund	1,715,168 units	—	18,909,783
High Yield Fund	22,384 units	—	2,794,399
MM Aggressive Growth Fund	74,693 units	—	3,522,048
MM Indexed Equity Fund	17,761 units	—	4,665,337
MM Large Cap Value Fund	44,527 units	—	5,753,498
MM Core Bond Fund	2,376 units	—	3,065,722
Conservative Journey Fund	4,653 units	—	549,368
MM Fundamental Value Fund	108,686 units	—	10,037,316
MM Small Core Value Fund	76,531 units	—	8,378,841
Total pooled separate accounts		—	87,891,399

Mutual funds:
Manager’s Special Equity Fund	778,178 units	—	7,327,018
American Funds Euro Pacific Fund	453,054 units	—	5,390,546
American Funds Growth R4 Fund	305,023 units	—	3,090,005
Total mutual funds		—	15,807,569

Self-directed brokerage accounts		—	3,354,947

Promissory notes	Various notes from participants bearing interest at 4.71% to 12% due in various installments through October 2018	—	5,473,629
Total assets held for investment purposes		$31,840,577	$203,826,133

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 22, 2004	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Auditors